Exhibit 4.8

Employment Agreement

Made and executed in _____________on the 3rd day of May 2016

Between:	Enlivex Therapeutics Ltd., Private Company Registration No. 513736264 Of Hadassah Ein Kerem, Jerusalem 91120 (Hereinafter: the “Company”) The first party;

And between:	Shachar Shlosberger, ID. No. 38628939 19 Nachal Dan St., Kiryat Ono (Hereinafter: the “Employee”) The second party;

Whereas:	The Employee wishes to be employed in the Company as a Director of Finance;

And whereas:	The Employee declared that he possesses the experience, knowledge and skills for the purpose of filling the position;

And whereas:	The parties wish to set out and regulate their relationship in anything related to the Employee’s employment in the Company;

Therefore, it is Declared, Stipulated and Agreed between the Parties as Follows:

1.	Preamble, headings and interpretation

1.1.	The preamble to this Agreement and Appendices thereof constitute an integral part hereof and shall have the same force as any other provision hereof.

1.2.	The headings of the Sections will serve for the purpose of orientation and convenience only and will not serve for the purpose of interpreting the Agreement.

1.3.	In this Agreement words which are in the masculine gender shall be deemed to include the feminine gender, and vice versa.

2.	Roles and responsibilities of the Employee

2.1.	The Employee will be employed by the Company in the position of Director of Finance or any other position that is compatible with her skills and capabilities, as determined by the management of the Company from time to time according to the requirements of the Company. The Employee’s supervisor will be the CEO.

2.2.	During the term of this Agreement the Employee shall not engage and shall not be involved in any manner, whether or not for payment, whether directly or indirectly, whether in whole or in part, in any other business or occupation in addition to her employment in the Company, without obtaining the prior and written approval of the Company.

2.3.	The Employee shall avoid anything and any matter that might give rise to a conflict of interests between the interest of the Company and her interest and/or the interest of another person and/or another entity, and the Employee undertakes to notify the Company promptly and without delay regarding any matter in which the Employee may have any personal interest. In addition, the Employee undertakes not to take advantage, whether directly or indirectly, of her status and/or position in the Company and/or the property of the Company in a manner that might give rise to a conflict of interests with her position in the Company, including for the purpose of producing personal gains for himself and/or for anyone acting on her behalf.

2.4.	The Employee undertakes to fill in her position as set out by the Company and by whoever was authorized by the Company for the purpose of this matter, honestly, loyally and faithfully and to the best of her skill and capabilities for the purpose of advancing the Company’s business and interests, and undertakes to invest the required time and energy for the purpose of fulfilling the tasks imposed on him.

2.5.	The Employee undertakes not to receive any payment or any other benefit from any third-party in connection with her employment, whether directly or indirectly. It is hereby clarified that in the event of breach of the provisions set forth in this Section the payment or the benefit the Employee will receive as aforesaid including returns thereof will be the property of the Company that shall be entitled to deduct this amount or the value of the benefit from payments due to the Employee from the Company without derogating from any of the rights of the Company in accordance with the provisions set forth in this Agreement and/or in accordance with the provisions set forth in any law.

2.6.	The Employee will observe all instructions, guidelines, regulations, procedures and resolutions of the Company in connection with her employment and/or the fulfillment of her position.

3.	Salary

3.1.	In return for employment in the position as stated in this Agreement and the fulfillment of her entire undertakings in accordance with this Agreement the Employee shall be entitled to receive each month a salary in the amount of NIS 18,000 gross for 80% job scope (hereinafter: the “Salary”).

3.2.	Upon commencement of her employment the Employee shall be entitled to an adjustment grant in the amount of six full months of salary including the value of a leased car and fuel expenses. The Employee will receive 50% of the adjustment grant in the Salary of May 2016 and the balance of the grant will be paid in the Salary of June 2016.

3.3.	The Employee’s position requires a special degree of personal trust, within its meaning in the Hours of Work and Rest Law 5711-1951 and therefore the provisions set forth in said law and the regulations promulgated thereunder shall not apply to the Employee and the Employee shall not be entitled to any additional consideration of any kind in respect of work in overtime or on rest days, to the extent required from the Employee, beyond the Employee’s Salary as set out in this Agreement and that reflects, inter alia, the consideration for work during irregular hours.

3.4.	The Company will deduct from the Salary and from the other payments in accordance with this Agreement any deductible amount in accordance with the provisions set forth in any law including income tax, National Insurance Institute and health tax. The Employee will notify the Company regarding any change in her status that may affect the tax rate paid by the Employee.

3.5.	The Salary shall be paid once a month, no later than the 9th day of the month for the previous month.

3.6.	The Employee shall keep in confidence anything related to her Salary and the other terms of her employment and undertakes not to disclose said information to other employees and/or to any third-party during the term of the Agreement or thereafter, whether directly or indirectly.

3.7.	Save as otherwise provided herein expressly or in any other law applicable to this Agreement, the Employee shall not be entitled to any additions, linkages, consideration, benefits, payments or any other benefit.

4.	Bonuses

4.1.	Subject to the Company’s satisfaction with the performance of the Employee and the Company’s compliance with its targets, and on the condition that the Employee meets her personal targets, the Company shall pay to the Employee an annual bonus up to a rate of 15% of her annual Salary. Entitlement to the bonus and the bonus amount shall be determined according to performance criteria and targets as set out from time to time by the CEO of the Company at her sole discretion. For the avoidance of doubt, the Company shall have sole discretion with respect to the bonus and the Company shall be entitled to cancel, reduce and/or delay the payment of the bonus at its absolute and sole discretion.

4.2.	For the avoidance of doubt it is hereby clarified that the bonus that will be paid to the Employee is not and will not constitute part of the Employee’s Salary for all intents and purposes, including for the purpose of calculating severance pay, leave, deposits to managers’ insurance and deposits to study fund and any other social-benefit payment calculated according to the Salary to which the Employee is entitled, to the extent that there is any.

5.	Options

5.1.	As an Employee of the Company you shall be entitled to be part of the employees’ option plan after at least six months as of the date you joined the Company. Details of the plan and its terms will be set out in a separate options agreement that the parties will sign.

6.	Leased car

6.1.	The Company shall provide to the Employee and for her use a leased car (Mazda 3 or any other car of the same category). The Employee shall incur the value of use in accordance with the income tax and National Insurance Institute regulations for the purpose of this matter and that are in effect from time to time.

6.2.	Provision of the car to the Employee and the value of the right of use of the car are not and will not constitute in any manner part of the Employee’s Salary for all intents and purposes and will not be included in any calculation that will be made in connection with the employment relationship between the Employee and the Company, including for the purpose of calculating severance pay, leave days and any other social-benefit payment calculated based on the Salary and to which the Employee is entitled, to the extent that there is any.

6.3.	The Employee will use the car in accordance with the procedures set out by the Company and the car lease agreement signed between the Employee and the Company.

6.4.	The Employee shall incur payment for any ticket and/or fine imposed on the use of the car during the term of her employment in the Company. In the event the Employee fails to pay for the tickets and the Company receives a ticket or any other fine imposed as a result of failure to pay the ticket, the Company shall be entitled to pay the fine and charge said payment from the Employee. Police traffic tickets will be assigned to the Employee’s name.

7.	Managers’ insurance/pension fund

The Company will pay for the Employee a premium for a managers’ insurance in an insurance company and/or to a pension fund as selected by the Employee, and according to the following rates:

7.1.	In the event the Employee selects managers’ insurance, the following premiums will be deposited:

(a)	On account of severance pay – 8.33% of an amount equal to the monthly Salary.

(b)	On account of benefits – 5% of an amount equal to the monthly Salary. Concurrently, the Company will deduct from the Employee’s Salary 5% that will be deposited as a premium as part of the managers’ insurance.

(c)	The Company will deposit, in addition to said amounts, an amount at a rate that is required for the purpose of securing 75% of the Salary or at a rate of up to 2.5% of the Salary, whichever is lower, for the purpose of paying for loss of working capacity insurance.

(d)	In the event the amounts deposited in the managers’ insurance are greater than the maximum amount recognized as deductible in accordance with the instructions set forth by the income tax authorities as periodically updated, the Company shall deduct tax at source from the remaining amounts, according to their statutory rate, and shall deposit said amounts in the managers’ insurance.

7.2.	In the event the Employee wishes to be insured in a pension fund, the following premiums will be deposited:

(a)	On account of severance pay – 8.33% of the Employee Salary.

(b)	On account of benefits – 6% of the amount equal to the Salary. Concurrently, the Company will deduct 5.5% of the Salary and will be transferred as a premium as part of the pension fund.

7.3.	The Employee shall be entitled to request from the Company to be insured in a managers’ insurance and in a pension fund, i.e. that premiums will be deposited in a managers’ insurance in respect of part of her Salary according to the rates set out in sub-section 4.1 and in respect of the balance of her Salary premiums will be deposited in a pension fund according to the rates set out in sub-section 4.2. It is clarified that the Employee shall be entitled to select a combined insurance track as stated in this sub-section on the condition that the deposits of the Company will not be at a rate greater than the rate of deposits set out in sub-sections 4.1-4.2 respectively.

7.4.	Company deposits are made in accordance with the provisions set forth in the General Approval regarding Employer Deposits to Pension Fund and Insurance Fund in lieu of Severance Pay enclosed as Appendix A of this Agreement.

7.5.	The aforesaid deposits shall come in lieu of payment of severance pay in accordance with the provisions set forth in the General Approval.

7.6.	The full sums deposited in the name of the Employee shall be released to the Employee upon termination of her employment, unless the termination of the Employee’s employment is made in circumstances in which severance pay can be denied, in whole or in part, in accordance with the provisions set forth in the General Approval.

8.	Study fund

8.1.	The Company shall deposit in a study fund an amount equal to 7.5% of the Salary. In addition, the Company shall deduct from the Salary and shall transfer to the study fund an amount equal to 2.5% of the Salary for a study fund as the Employee’s part. It is clarified that the Employee shall solely incur any tax liability that is imposed in connection with the deposits made to the study fund and the Company shall not gross up any tax in connection therewith.

8.2.	In the event of termination of the Employee’s employment, the Employee shall be entitled to all the funds that accumulated in respect of said deposits in accordance with the provisions set forth in the study fund bylaws and the instructions set forth by the income tax authorities and subject to the provisions set forth in any law.

9.	Additional social-benefit payments

9.1.	Leave – the Employee shall be entitled to 22 leave days a year or to the number of leave days set out in the law, whichever is higher. The Employee is required to use all leave days during the year of employment in which the leave days were provided. Nevertheless, the Employee shall be entitled, with the approval of the Company, to take only seven leave days and add the balance to the Employee’s leave in the subsequent two years of employment, in accordance with the provisions set forth in the Annual Leave Law. The Employee shall not be entitled to accumulate leave days beyond the limit – leave days beyond the limit will be canceled. The Employee’s leave dates will be coordinated between the Employee and the Company in such manner that the Employee’s leaves will not affect the Company’s performance and requirements. For the avoidance of doubt, the Company shall be entitled to instruct the Employee to take leave and use her leave days. In addition, the Company shall be entitled to arrange collective leaves for Company employees.

9.2.	Recuperation pay – the Employee shall be entitled to 10 recuperation days according to the rate set out in the extension orders that will apply to the market from time to time.

9.3.	Sick pay – the Employee shall be entitled to sick days and to sick pay in accordance with the provisions set forth in any law. The Employee will notify the Company promptly regarding any absence as a result of illness and will provide to the Company a sick note confirming her illness. In the event the Employee is absent and failed to furnish a sick note, this shall be deemed as absence in respect of leave.

9.4.	Commuting expenses – the Company will pay the Employee commuting expenses for each month in accordance with the provisions set forth in the extension order regarding the employer’s participation in the commuting expenses as applicable in the market from time to time.

9.5.	Mobile phone – the Company will provide the Employee with a mobile phone. The Company will incur the maintenance and operation expenses of the mobile phone on the condition that the Employee pays the tax applicable to this benefit that will be offset directly from her Salary. Immediately after receiving the demand of the Company to that effect, and in any event no later than the termination date of her employment in the Company, for any reason, the Employee shall return the mobile phone to the Company when the mobile phone is in working order. The Employee shall have no right of lien in the mobile phone, i.e., the Employee shall not be entitled to keep the mobile phone for any reason after termination of her employment in the Company.

10.	Term and termination of the Agreement

10.1.	This Agreement shall come into operation on May 1, 2016 and is made for an unlimited period.

10.2.	Each party shall be entitled to terminate this Agreement by delivery of a 30 days’ prior and written notice to the other party.

10.3.	During the advance notice period the Employee shall continue to fill her position and shall transfer her position to whoever the Company instructs and in accordance with its instructions, in an organized manner and to the Company’s satisfaction. Nevertheless, the Company shall be entitled to waive the Employee’s employment during the advance notice period, in whole or in part, whether delivered by the Employee and whether delivered by the Company, provided that the Company will pay the Employee for the advance notice the full amount for the full advance notice period.

10.4.	In the event the Employee resigned without delivering advance notice to the Company as stated in sub-section 7.2 above, the Company shall be entitled to deduct from any amount due to the Employee from the Company, including from the Employee’s Salary, an amount equal to the Salary the Employee was entitled if the Employee had worked during the advance notice period.

10.5.	Without derogating from the rights of the Company in accordance with the provisions set forth in this Agreement or in accordance with the provisions set forth in any law, the Company shall be entitled to terminate this Agreement and dismiss the Employee forthwith and/or without delivering advance notice and/or paying for the advance notice period, upon the occurrence of one of the following events:

(a)	The Employee was convicted of an offense involving moral turpitude.

(b)	The Employee breached the trust of the Company.

(c)	The Employee acted in a manner that is inappropriate for her position and status in the Company, in a manner that can harm the Company or its business.

(d)	The Employee committed a serious disciplinary violation.

(e)	The Employee acted in a manner that entitles the Company to dismiss him by law without paying him severance pay.

(f)	The Employee delivered to another information about the Company or its customers not within the framework of her position and not in favor of the Company or breached the provisions set forth in the Undertaking of Confidentiality. Non-Competition and Intellectual Property enclosed as Appendix B of this Agreement.

10.6.	Upon termination of the Employee’s employment in the Company for any reason, and before the Company releases the entire sums due to the Employee, the Employee undertakes to act in the following manner:

(a)	The Employee shall deliver to the Company all documents, discs or any other magnetic media, letters, notes, reports and all other documents the Employee holds and that are related to her employment in the Company and/or its operations, whether delivered to the Employee by the Company and whether prepared, produced and/or developed by the Employee during and/or in connection with her employment until the actual termination of her employment in the Company and any other equipment and/or property of the Company that was provided to the Employee, including an employee tag or any other item of equipment;

(b)	The Employee, in coordination with the Company, will delete any information relating to the Company or its business and that is stored in the personal computer owned by the Employee, if any;

(c)	The Employee will retire following coordination with her superiors, and will provide an organized on-the-job training process according to a reasonable schedule set out by her superiors, and will transfer her position in an organized and proper manner and in accordance with Company procedures, and will deliver all documents and all matters under her care to whoever the Company instructs. In any event in which the Employee fails to act in accordance with the provisions set forth in this Section, the Company shall be entitled to offset from the sums to which the Employee is entitled in respect of her retirement any damage caused to the Company.

11.	Confidentiality, non-competition and protection of intellectual property

As a fundamental condition for the coming into force of this Agreement, the Employee undertakes to act in accordance with all provisions set forth in the Undertaking of Confidentiality, Non-Competition and Intellectual Property Rights enclosed as Appendix B of this Agreement, constituting an integral part thereof.

12.	Company computers

12.1.	The use of the Company’s computers, including its email systems, network and other means of communication of the Company is intended for work purposes and will comply with Company procedures as delivered from time to time.

12.2.	The email account provided to the Employee upon commencement of her employment is a professional email intended solely for the Employee’s work and the Company expects the Employee to use this email account solely for her work.

12.3.	It is clarified that in order to protect its secrets and prevent damages such as viruses and communication of information or software in violation of the law or infringement of rights and/or harm to the computer and communication network of the Company and/or harm to the reputation of the Company and/or any other harm caused to the business of the Company and/or its current operations and its relationships with its customers, and in order to assure that the use of the computer systems of the Company is made for work purposes in accordance with the procedures practiced by the Company, and in order to prevent exposure of the Company to damages that might be caused as a result of use in contravention of the procedures of use of the Company’s computers and communication network, the Company monitors and controls any information stored in the computers of the Company, in the Company email accounts and any other digital means the Company provides to the Employee and/or any information transferred in the computer and communication networks in the Company. In addition, the Company performs different backups of the entire materials transferred in the Company’s computer networks.

12.4.	The Company will perform monitoring at any time and without delivering advance notice by applying different measures. The monitoring may be technological monitoring on the traffic volume and the content of traffic and human monitoring, as may be required, in the event of a suspicion regarding the violation of procedures and/or in the event it is necessary to find information for the Company’s current operations, for the purpose of handling technical malfunctions and/or for any other need as may be required for the proper management of the Company’s affairs.

12.5.	The Company reserves the right to take over the computer provided to the Employee for the purpose of her work at any time and without advance notice and deny access thereto, for the purpose of protecting its rights, its current operations, handling malfunctions and any other professional and/or business purpose.

12.6.	In order to prevent inconvenience and for the purpose assuring the professional use of the Company’s computers, including its email accounts, Internet website, media and professional email account provided to the Employee for the purpose of her work, the Employee will avoid sending and/or storing in her professional email account and/or in any other digital medium provided to him any personal information the Employee wishes to keep private.

12.7.	The Employee understands and agrees willingly and out of her own free will that in order to maintain the proper management of its businesses the Company, as a company whose principal work is performed by computers, is obligated to operate any means of monitoring and control as stated in this Agreement and in the Company procedures, and the Employee accepts the limitations that might be imposed as a result of the operation of all the means of monitoring and control specified in this Agreement and in the Company procedures.

12.8.	The provisions set forth in this Section shall not affect the right of the Employee to open for himself personal email accounts in any other computer other than the Company computers.

12.9.	The Employee is aware and the Employee agrees that the Company shall be entitled to make any use of the information that is transferred in the Company computer and communication networks for the purpose of protecting its rights at any time and without delivering advance notice.

13.	Assignment of rights

The Company shall be entitled to assign its rights and obligations, in whole or in part in accordance with this Agreement to any related company that controls the Company and/or under its control and/or that is under joint control together with the Company.

14.	Miscellaneous

14.1.	This Agreement also constitutes a “notice” in accordance with the provisions set forth in the Notice to an Employee (Terms of Employment) Law, 5762 – 2002.

14.2.	This Agreement shall not derogate from the rights of the Employee in accordance with the law and/or the extension orders as long as this Agreement does not grant to the Employee similar and/or improved rights than the rights granted in the law.

14.3.	By signing this Agreement the Employee affirms that he is entitled to enter into this Agreement and assume all of its undertakings in accordance with this Agreement and there is no preclusion, whether in accordance with this Agreement and whether in any other manner, preventing her entering into this Agreement and her employment in the Company and that by entering into this Agreement the Employee does not violate any other agreement or undertaking to which the Employee is a party or to which the Employee was a party.

14.4.	This Agreement including the Appendices thereof express everything agreed between the parties hereto. Upon signing this Agreement all prior agreements, understandings and letters of undertaking exchanged between the parties prior to signing hereof, if any – shall be null and void.

14.5.	In any event in which a party to this Agreement fails to exercise any of the rights granted to that party in accordance with this Agreement or in accordance with the provisions set forth in any law, this shall not be deemed as waiver of that party of said right and said party shall be entitled to exercise the aforesaid rights. The breaching party shall not be entitled to raise any contentions regarding delay or waiver.

14.6.	The terms set forth in this Agreement shall be construed, to the extent possible, in a manner that will maintain their effect and legality. Without derogating from the foregoing, if any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable due to the fact that its scope is broader than permitted or that its application is not sufficiently limited in time, the parties hereby empower, subject to the provisions of the law, the tribunal interpreting said provision, to replace said provision that was interpreted as aforesaid with an admissible provision whose effect and meaning that are similar in tenor to the stricken provision as is legally permissible. The interpretation of said provision as aforesaid shall not affect the legality and validity of any other of the provisions set forth herein.

14.7.	Any modification, addition or amendment of this Agreement shall be null and void unless executed in writing and signed by the parties.

14.8.	The addresses of the parties for the purpose of this Agreement are as stated in the preamble to this Agreement and any notice delivered by registered mail by a party to the other party to the aforesaid addresses shall be deemed to have reached its recipient 72 hours from the time of its dispatch from the post office in Israel, or within 4 hours from the time of its delivery in person or by fax (and provided that after delivery of notice by fax the sender will receive proof of delivery from the fax machine).

And in witness hereof the parties are hereby undersigned:

/s/ Eyal Fima	/s/ Shachar Shlosberger
Enlivex Therapeutics Ltd.	The Employee

Appendix A

General approval regarding employer deposits to pension fund and insurance fund in lieu of severance pay pursuant to the Severance Pay Law 5723-1963

(OG 4659, 4394 5758-1998)

By virtue of my authority pursuant to Section 14 to the Severance Pay Law 5763-1963 (hereinafter: the Law), I affirm that deposits made by an employer as of the date of publication of this Approval, for his employee for pension in a pension fund other than an insurance fund, within its meaning in the Income Tax Regulations (Rules for Approval and Management of Provident Funds) 5764-1964 (hereinafter: Pension Fund), or manager’s insurance that includes an option of pension or a combination of deposits for pension plan and non-pension plan in an insurance fund as said (hereinafter: Insurance Fund), including deposits made while combining deposits to a pension fund and an Insurance Fund whether or not the Insurance Fund includes a pension plan (hereinafter: Employer’s Deposits), shall come in lieu of severance pay due to the aforesaid employee for the Wages from which the aforesaid deposits were made and for their period of payment (hereinafter: the Exempt Wages) provided that the following are met:

(1)	Employer’s deposits -

(a)	To a pension fund do not fall below 14.33% of the Exempt Wages or 12% of the Exempt Wages if the employer makes deposits for his employee, in addition to the above, also deposits to supplement for severance pay, for severance pay fund or insurance fund in the name of the employee at a rate of 2.33% of the Exempt Wages. If the employer failed to pay 2.33% in addition to 12% as said, his deposits shall come in lieu of 72% of the employee’s severance pay only;

(b)	To an Insurance Fund do not fall below any of the following:

(1)	13.33% of the Exempt Wages, if the employer makes deposits for his employee in addition to these deposits, for monthly income support in the event of loss of working capacity according to a plan approved by the Commissioner of the Capital Market, Insurance and Savings in the Ministry of Finance, at a rate required to secure at least 75% of the Exempt Wages or at a rate of 2.5% of the Exempt Wages, upon the lower of the two (hereinafter: Deposits for Insurance of Loss of Working Capacity);

(2)	11% of the Exempt Wages, if the employer also made Deposits for Insurance of Loss of Working Capacity, and in such event the employer’s deposits shall come in lieu of 72% of the employee’s severance pay only; if the Employer made, in addition to these deposits to make up severance pay for provident fund for severance pay or an insurance fund in the employee’s name, deposits at a rate of 2.33% of the Exempt Wages, the employer’s deposits shall come in lieu of 100% of the employee’s severance pay.

(2)	No later than three months following start of making the Employer’s Deposits, a written agreement was drawn up between the employer and the employee containing:

(a)	The employee’s consent for an arrangement in accordance with this Approval in a form specifying the employer’s deposits and the pension fund and the insurance fund, as the case may be; in the aforesaid agreement the form of this Approval will also be included;

(b)	The employer waives in advance any right that might be granted to him to receive payments out of his deposits, unless the employee’s right for severance pay was denied by judgment pursuant to Sections 16 or 17 of the law and in the event it was denied or that the employee withdrew funds from the pension fund or the insurance fund for a purpose other than an entitling event; for the purpose of this matter, “entitling event” – death, disability or retirement at the age of sixty or above.

(c)	This Approval does not derogate from the Employee’s right for severance pay by law, collective agreement, extension order, or employment contract, for wages exceeding the Exempt Wages.

Shachar Schlosberger
The Employee

Appendix B

Undertaking of Confidentiality, Non-Competition and Intellectual Property

I, the undersigned, Shachar Shlosberger, ID. No. 38628939, hereby declares towards Enlivex Therapeutics Ltd. and towards any of its parent companies/subsidiaries and/or related companies thereof, in and outside Israel (hereinafter: the “Company”) that I am aware that during the term of my employment in the Company (hereinafter: the “Work”) I will be exposed to Information and/or Information of the Company (within its meaning hereunder) will reach my possession and I am aware that the information is one of the primary and most critical assets of the Company and therefore I hereby declare and warrant as follows:

1.	Protection of confidentiality

1.1.	I undertake to keep in strict and absolute confidence and not to make any use, not to disclose and/or present and/or communicate, whether directly or indirectly, to any person and/or entity, including Company employees who do not need the Information for the purpose of performing their work any Information (within its meaning hereunder) concerning the Company, the Occupations of the Company (within their meaning hereunder), the businesses and activities of the Company and/or any other matter related to the Company and that reached my possession in the course of and/or in consequence of and/or within the framework of my Work in the Company, whether directly or indirectly, including Information that reached my possession from others who are related directly or indirectly to the Company and/or any Information of any party with whom the Company maintains or might maintain any connections.

1.2.	In this Undertaking “Information” constitutes all Information and know-how, whether verbal, written and/or in any other form and/or medium, that is held or that will be held by the Company or anyone acting on its behalf and that is connected and/or related in any manner to the Company and/or its businesses and/or activities and/or to companies and/or corporations and/or entities related thereto.

Information includes, for the sake of illustration only and without derogating from the generality of the aforesaid, inter alia, all trade secrets of the Company, any Information that is related directly or indirectly to the Company, its property and businesses, any Information relating directly or indirectly to research and development of existing or future products, test results, techniques and product structure (existing or planned), inventions, hardware, software, production processes, work methods, production methods, prototypes and production models, discoveries, enhancements, developments, innovations, mockups, experimental models, drawings, sketches, design, calculations, diagrams, formulae, computer files, computer software, data, design processes, customers’ lists, suppliers’ lists, pricing, prices, terms of payment, terms of contracts with customers and suppliers, plans, commercial secrets, business plans, customers’ names, sales, marketing methods and anything related to marketing and sales, prices and any other know-how or Information relating to the business of the Company and/or the subsidiaries and/or affiliated companies and/or its customers, including customers with which the Company is engaged in negotiations and including affiliated companies and/or subsidiaries in the present and the future, and all whether or not the Information is patent protected or constitutes a proprietary right.

I am aware that the Company is bound by the duty of confidentiality by virtue of agreements the Company made with suppliers, customers and third-parties and I undertake to observe loyally the undertakings of the Company towards these entities for the purpose of protecting confidentiality and non-competition.

1.3.	I undertake to protect the Company’s equipment and not to remove from the Company’s offices and not take with me, and I will not give to others, any of the Company’s equipment and documents, including photos, files, correspondences, contracts, lists or any other document in any form that is related in any manner to the operations of the Company and that is not used solely for the purpose of my Work for the Company and in accordance with the Company’s procedures for the purpose of this matter, except only after obtaining the Company’s prior and written approval. In the event I obtain the Company’s written approval to perform the aforesaid actions, I undertake to return any document as aforesaid to the Company immediately upon its first demand.

1.4.	I am aware and I hereby confirm that my undertakings in accordance with this Section are made for an unlimited period of time and shall be in effect in any territory and shall continue to be in effect even after the termination of this Agreement or after employer-employee relationship between me and the Company expire for any reason.

2.	Limitation on occupation

2.1.	As used in this Section, the following terms shall have the respective meanings set forth beside them below:

“Limitation Period” – a period of 12 (twelve) months as of the date my employment in the Company is terminated for any reason.

“Occupations of the Company” – technologies and methods for the purpose of treating diseases by cell immunotherapy and apoptotic cells.

“Similar Business” – an entity that is in competition with the Company or that assists in the competition with the Company or that attempts to compete with the Company, whether directly or indirectly, and that engages in operations, occupations and activities that are identical or similar to the Occupations of the Company as hereinabove defined, whether an incorporated body and whether an individual.

“Engage in a Business” – whether directly or indirectly, whether or not in return for pay, as follows: to operate a business, to be an employee in a business for pay, in return for salary, under an instrument of appointment or in any other manner, to be an interested party in a business or involved in any other manner as owner, shareholder, except for the holding of shares in public companies that are traded in a known stock exchange, to incorporate with a business or to contract with the business in any other manner, to have an interest in a partnership, director, office holder, agent or contractor.

2.2.	I undertake that during the term of my employment in the Company and during the Limitation Period I will not engage in any Similar Business in Israel or abroad without obtaining the Company’s prior and written approval.

2.3.	Without derogating from the foregoing, I undertake that during the Limitation Period I will avoid soliciting or working or performing works, whether or not in return for payment, whether directly or indirectly, for any person or corporation that engages in the Occupations of the Company and that, during the term of my employment, maintained business relations with the Company and/or any other entity that conducted negotiations regarding business connections with the Company and/or the customers of the Company.

2.4.	I undertake that during the term of my employment in the Company and during the Limitation Period I will not solicit employees of the Company to resign from their work and I will not employ such employees, whether directly or indirectly, and I will not assist said employees to find employment in a Similar Business, I will not offer said employees to work or to provide services in any manner to any party without obtaining the Company’s prior and written approval.

2.5.	I undertake that during the term of my employment in the Company and during the Limitation Period I will not solicit and I will not cause others to solicit customers and/or potential customers and/or suppliers and/or agents of the Company (including suppliers and/or agents with whom the Company conducted negotiations prior to the signing of an agreement before or at the time of terminating my employment in the Company) to obtain a license or lease a product or a service that are in competition with the products and the services that are offered by the Company.

2.6.	That which is stated in this Section shall not derogate from my undertakings as stated above in this Undertaking and/or in the Employment Agreement.

3.	Intellectual property

3.1.	All rights, including the right to submit patent and/or design applications, the right to a patent and/or a design, trade secrets, trademarks, copyright and any industrial or intellectual property rights with respect to inventions (patentable or other), advancements, developments, enhancements, ideas, applications that I will invent, develop, conceive, whether by myself and whether together with the other employees of the Company or any thereof, or that reach my possession in any other manner in connection with my employment in the Company or in connection with its Occupations at present and from time to time, or that were created during the term of my employment in the Company, including all rights in auxiliary products thereof and any future development of the products and the auxiliary products shall be the property of the Company and the Company shall retain ownership therein for all intents and purposes in such manner that the Company shall be entitled to treat them as their owner and I waive said right. For the avoidance of doubt, it is hereby clarified that the provisions set forth in this sub-section above shall also apply regarding a service invention, within the meaning of this term in the Patent Law 5727-1967 (hereinafter: the “Patent Law”), however under no circumstances shall the service invention become my property without obtaining the Company’s written approval in connection therewith.

3.2.	Without derogating from the foregoing, I hereby affirm irrevocably that the salary the Company pays to me is and will be the full and final consideration in respect of or in connection with any inventions, including a service invention and/or in connection with the commercial or other use of such rights and/or inventions as aforesaid. I shall not be entitled to any royalties or other payments in respect of or in connection with a service invention and/or in connection with the commercial use or any other use of such rights as aforesaid including and without derogating from the generality of the aforesaid, I shall not be entitled to the consideration under Section 134 of the Patent Law beyond the Salary paid to me and this Section shall constitute an agreement for the purpose of Section 134 of the Patent Law.

3.3.	The Company shall be solely registered as the exclusive owner and as the exclusive right holder in a patent or a design in any registration of rights carried out under this Section, whether of a patent, a design or in any other manner.

3.4.	I will assist the Company, to the extent required, for the purpose of registering its rights in any development and/or invention as aforesaid, whether in Israel and whether abroad, during the term of my employment or thereafter, and I will sign any document that is required for the purpose of this matter.

3.5.	I undertake to cooperate and to provide any information as may be required for the purpose of performing registration and assist in the preparation and registration of patents and/or any other proprietary right in favor of the Company and/or subsidiaries and/or related companies in Israel and/or abroad and sign any document that is required for the purpose of performing said registration in Israel and/or abroad and to cooperate and assist the Company in the protection and enforcement of its rights. This undertaking shall be in effect both during the term of my employment in the Company and after termination of my employment in the Company, provided that in the event I am required to provide such assistance as aforesaid the Company shall incur my expenses in connection therewith.

3.6.	I undertake to notify, disclose and provide to the Company any Information that reaches my possession in any manner, including Information emanating from my ideas or developments during the term of my employment in the Company, whether or not said Information is patent protected, copyright protected or protected by any other proprietary rights and whether or not said Information can be registered.

3.7.	I undertake not to register any Domain Names in my name, trade names or any other right that might restrict the activities of the Company or harm the Company whether directly or indirectly. In the event I register such a right as aforesaid, I undertake to transfer all rights to the Company solely in return for the registration costs of the right as aforesaid.

4.	General

4.1.	I declare and affirm that I am aware of the fact that breach of my undertakings as stated above or any part thereof might cause to the Company or to related entities, corporations and/or companies serious and irreparable damages and that monetary compensation will not constitute proper and sufficient remedy and relief in respect of such breach, and therefore I hereby agree and warrant not to object that a competent court will issue against me a temporary injunction and/or other orders for the purpose of preventing and/or eliminating the breach, in the event that any of my undertakings made under this Undertaking is breached.

4.2.	Without derogating from that which is stated in sub-section 4.1 above, I undertake to compensate and indemnify the Company for any damage and/or expense caused to the Company and/or related companies thereof as a result of breach of my undertakings as stated above, including trial costs and attorney fees, any loss and/or damage to reputation, without derogating from any other relief and/or remedy the Company may seek in accordance with the provisions set forth in any law.

4.3.	Without derogating from that which is stated in sub-sections 4.1-4.2, I agree and affirm that any benefit and/or interest and/or consideration produced by me and/or by anyone acting on my behalf, whether directly or indirectly, as a result of breach of my undertakings towards the Company, including my undertakings as stated in this Undertaking, shall be the sole and exclusive property of the Company and shall be delivered promptly to the Company.

4.4.	I hereby declare and affirm that I am aware that the Company would not have entered into a contract with me and would not have disclosed any Information to me but for my undertakings made in this Undertaking.

/s/ Shachar Schlosberger
Name + Signature